Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Coca-Cola Enterprises Inc. and Bottling Holdings Investments Luxembourg Commandite S.C.A. dated July 30, 2007 for the registration of Debt Securities, Debt Warrants, Currency Warrants and Guarantees and to the incorporation by reference therein of our reports dated February 13, 2007 with respect to the consolidated financial statements and schedule of Coca-Cola Enterprises Inc., Coca-Cola Enterprises Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Coca-Cola Enterprises Inc., included in the Coca-Cola Enterprises Inc. Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Atlanta, Georgia

July 27, 2007